Mail Stop 7010
								April 13, 2006



Charles Boehlke
Executive Vice President and Chief Financial Officer
MSC Inudstrial Direct Co., Inc.
75 Maxess Road
Melville, New York, 11747

      Re:	MSC Industrial Direct Co., Inc.
      Form 10-K for Fiscal Year Ended August 27, 2005
      Form 10-Q for Fiscal Quarter Ended November 26, 2005
		File No. 1-14130

Dear Mr. Boehlke:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at
(202) 551-3753 or, in his absence, to the undersigned at (202)
551-
3768.

								Sincerely,



								John Cash
								Accounting Branch Chief

Charles Boehlke
MSC Industrial Direct Co., Inc.
March 16, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE